Filed by CVR Partners, LP
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rentech Nitrogen Partners, L.P.
Commission File No.: 001-35334

An audio replay of the conference call reflected in the following transcript was made available by CVR Partners, LP on its website on August 10, 2015.
Information for Unitholders
In connection with the proposed transaction, CVR Partners, LP (“UAN”) intends to file a registration statement on Form S-4 that will include a prospectus of UAN and a proxy statement of Rentech Nitrogen Partners, LP (“RNF”), and UAN and RNF intend to file other documents, with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A definitive proxy statement / prospectus will be sent to unitholders of RNF seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when available) and other documents filed by UAN and RNF with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement / prospectus (when available) and such other documents relating to UAN may also be obtained free of charge by directing a request to CVR Partners LP, Attn: Investor Relations, 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The definitive proxy statement / prospectus (when available) and such other documents relating to RNF may also be obtained free of charge by directing a request to Rentech Nitrogen Partners, L.P., Attn: Investor Relations, Julie Dawoodjee Cafarella, 10877 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024.

Participants in the Solicitation

UAN, RNF and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding directors and executive officers of UAN’s general partner is contained in UAN’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. Information regarding directors and executive officers of RNF’s general partner is contained in RNF’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond UAN’s and RNF’s control, including the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, RNF unitholder approval, the ability of RNF to divest or distribute its Pasadena facility, and the satisfaction of other conditions to consummation of the transaction; the ability of UAN to successfully integrate RNF’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to the finance the transaction and the combined company; and the ability to achieve revenue growth. An extensive list of factors that can affect future results are discussed in UAN’s Annual Reports on Form 10-K, RNF’s Annual Reports on Form 10-K and other documents filed from time to time with the SEC. UAN and RNF undertake no obligation to update or revise any forward-looking statement to reflect new information or events.

CVR PARTNERS
Joint Conference Call for the CVR Partners, LP and Rentech Nitrogen Partners, L.P. Merger August-10-2015
Confirmation # 13617298

Operator: Greetings, and welcome to the joint conference call for the CVR Partners, LP, and Rentech Nitrogen Partners, LP merger.

At this time, all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press, star, zero on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Wes Harris, Vice President, Business Analysis for CVR Partners. Please go ahead, sir.

Mr. Wes Harris: Well, thanks, Kevin. Good morning, everyone. We appreciate your anticipation on today's call. Joining me today is CVR Partners Executive Chairman Jack Lipinski. In addition, Jack is chief executive officer of CVR Energy, the parent company of CVR Partners.

Also on the call is Mark Pytosh, Chief Executive Officer of CVR Partners; and Keith Forman, Chief Executive Officer of Rentech Nitrogen Partners and Rentech, Inc., the parent company of Rentech Nitrogen Partners.

On today's call, Jack and Keith will provide some introductory marks, then Mark and Keith will discuss the slides and the presentation we filed with the SEC. The slide presentation has also been posted on both of the partnership's websites within the presentation's page under the investor relations section.

Before the beginning of today's call, I want to take a moment to cover a few technical and legal matters and direct your attention to the legends on page two of the materials for today's presentation.

In connection with the merger, CVR Partners and Rentech Nitrogen will file a proxy statement prospectus with the SEC and we encourage you to read that information when available. RNF will mail the proxy statement prospectus to its unitholders and CVR Partners and Rentech Nitrogen unitholders may also request free copies of the document from each partnership's investor relations department or access the documents on each partnership's website.

CVR Partners and Rentech Nitrogen and our directors and executive officers may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the pros transaction.

You can find more information regarding the directors and executive officers of CVR Partners and Rentech Nitrogen and each partnership's annual report on form 10-K for 2014 filed with the SEC.

Additional information about the directors and officers will also be included in the proxy statement prospectus.

We also want to caution investors that this presentation includes certain forward-looking statements that are subject to many known and unknown risks and uncertainties, many of which are beyond our control. These include statements regarding our ability to consummate the proposed transactions and obtain requisite regulatory and unitholder approvals, Rentech Nitrogen's ability to vest its Pasadena facility, and the ability of the combined company to successfully integrate and realize synergies.

We encourage you to review the forward-looking statements legend on page two of the presentation materials for today's call for additional information.

CVR Partners and Rentech Nitrogen undertake no obligation to update or revise any forward-looking statement to reflect new information or events.

So, with these formalities out of the way, I'll now turn the call over to Jack Lipinski.

Mr. Jack Lipinski: Thanks, Wes, and good morning, everyone. This is an exciting day for the unitholders, employees, and executive management of CVR Partners, and Rentech Nitrogen Partners.

The merger of the two partnerships will create an expanded MLP with production facilities in Kansas and Illinois and a leading position in the US nitrogen fertilizer industry. We also expect the merger to be immediately accretive to CVR Partners cash available for distribution.

While Mark and Keith will talk about the merger in detail a bit later, I wanted to take a couple of minutes to discuss why this transaction is truly transformational.

The combined entity will be the fifth largest producer of nitrogen in North America. With this larger and more diverse scale of operations, we can reach more customers in the best locations of the country. In addition, our expanded footprint will have even greater value as more nitrogen fertilizers produced domestically, thereby displacing some of the tons that are currently imported into the United States.

CVR will now have the production capacity--not only have production capacity in the southern plains, but also in the mid Corn Belt, the key producing corn region in the US. Through enhanced logistics, we'll also be able to have the ability to provide more options per product delivery for our customers and lower our transportation costs.

Both companies enjoy some of the highest margins in the industry, which can be enhanced through cost savings of combining the two companies. The combination will also eliminate the single facility risk that both CVR and Rentech have today. In addition, we will diversify our feed stock as Rentech's East Dubuque facility uses natural gas, while CVR's Coffeyville facility uses petroleum coke.

Finally, we expect the combination will increase the market trading liquidity and CVR Partners units.

All of these benefits make this a compelling combination for both sets of unitholders in the near term as well as position CVR Partners for enhanced long term growth.

With that, I'll turn the call over to Keith. Keith?

Mr. Keith Forman: Uh, thank you, Jack. The benefits Jack described are key reason why we view the merger as a win-win for both Rentech and CVR. While the transaction will be immediately accretive for CVR Partners unitholders, it also results in an attractive premium valuation for the unitholders of Rentech Nitrogen Partners. The transaction will provide Rentech Nitrogen's unitholder 1.04 units of CVR Partners for each unit they hold today and--or they will hold in the future in Rentech Nitrogen.

In addition, the unitholders will receive a significant cash component of $2.57 per unit of Rentech Nitrogen.

Moreover, the Pasadena facility is excluded from the transaction. So, unitholders of RNF units retain the value of that facility and would receive all of the net proceeds, uh, from any sale. While I can't get into a lot of specifics as we are reporting our 2015 second quarter results in our 10-Q filed later today, I can say that we remain pleased with the continued progress we have seen at Pasadena since executing our restructuring plan in the fourth quarter of 2014.

As a result of our efforts and favorable market dynamics, we continue to expect Pasadena will be EBIDTA positive for the full year.

We continue to focus on evaluating opportunities to sell Pasadena on a standalone basis. There is interest in the facility, both as a fertilizer operation and for other uses given the improved performance of the facility's operations as well as the facility's strategic location on the Houston ship channel.

As a facility is excluded from the merger, the unitholders of Rentech Nitrogen will be distributed additional net proceeds from any future sale of the facility.

In the event the facility is not sold, we will contribute the facility into a separate entity and spin off that entity to Rentech Nitrogen's unitholders. In that case, the unitholders of Rentech Nitrogen will have ownership in the new entity based on their pro rata ownership in Rentech Nitrogen.

Again, we view the merger transaction as an attractive opportunity for Rentech Nitrogen and its unitholders for the premiums we will receive in the transaction in the near term.

In addition, our unitholders will be able to participate in the growth of CVR Partners over the long term. Jack and I, as well as the rest of the management teams at CVR and Rentech, are committed to ensuring the transaction process proceeds as smoothly as possible.

Over the coming months, we look forward to updating you on our progress to the extent we are able.

So, with that, I'll hand it off to Mark to go through the presentation slides.

Mr. Mark Pytosh: Thank you, Keith. Echoing Jack and Keith's comments, the merger of CVR Partners and Rentech Nitrogen is a truly transformative event. I want to thank Keith and his management team for their extensive cooperation to get us to this point.

We've been impressed with the management of Rentech Nitrogen. They are an experienced group of managers that, like us, are focused on operational excellence. As such, I expect the transition process to closing the transaction will be smooth.

Now, please turn to slide four of the presentation.

CVR Partners will acquire Rentech Nitrogen Partners by offering 1.04 units of UAN and $2.57 in cash for each unit of RNF, representing 81 percent in units and 19 percent in cash in our offer.

The value for RNF unitholders would be $13.69 per unit based on Friday's closing prices and $14.88 based on the closing prices on February 16, 2015. This was the day before RNF announced that they were exploring strategic alternatives.

All of these value calculations exclude the value of Pasadena, which will either be sold or retained for the benefit of the RNF unitholders.

The way we're both looking at the premium for the RNF unitholders as a premium of approximately 20 percent to the at-market exchange ratio implied price for RNF on February 16, 2015, a 32.9 percent premium to Friday's closing prices, and 14.1 percent premium to the volume weight average trading prices for the past 30 days.

We believe this represents fair and attractive value for our RNF unitholders given that approximately 80 percent of the consideration comes from the exchange of units, which allows RNF unitholders to participate in synergies and other benefits we expect to achieve in the combination.

After the deal closes, UAN unitholders will own 64.2 percent with our parent, CVI, owning 34.1 percent. Existing RNF unitholders will own 35.8 percent.

Rentech's parent will exchange a portion of its CVR units for securities owned by GSO, an affiliate of Blackstone, priced at the pre-closing VWAP.

Uh, assuming the price of CVR didn't change from Friday's close, Rentech would own about 10 percent of the combined units and GSO about 11 percent.

RNF's existing public unitholders will own 14.5 percent.

The board of directors will increase from seven to 11 members, with two new nominees from CVI and two nominees from Rentech, Inc. The new company will retain the CVR Partners' name. The executive chairman will be Jack Lipinski; I will be the CEO; and the CFO will be Susan Ball.

We expect the combination to create double digit accretion and distributable cash flow per unit for UAN unitholders before estimated annual run rate synergies of at least 12 million.

No unitholder approval is required for UAN, but will be required for RNF unitholders.

Rentech, Inc., which owns 59.7 percent of RNF, has entered into a support agreement under which it will vote its units in favor of the merger. The deal is subject to customer regulatory approvals.

Finally, our target closing date is by the end of this calendar year, December 31, 2015, but no later than May 31, 2016.

Now, turning to slide five, it provides an overview of the rationale for the transaction.

As Jack said, the combined company will become a leading North American nitrogen fertilizer producer with approximately 1.9 million annual saleable tons of nitrogen products.

We will have a pro forma enterprise value of 1.6 billion and we both have had strong profit margins relative to our peers.

The combined company represents a strategic platform for growth as the fertilizer industry continues to consolidate. We will have attractive market positions, a strong balance sheet, and increased liquidity in our units which will give us a greater access to the capital markets.

The combination creates great diversification, which will lower our risk profile. We both will no longer be in effect single asset businesses. The combination also expands our geography, where we will cover the key markets for the application of nitrogen fertilizer. And finally, it diversifies our feedstock with both petcoke and natural gas driven facilities.

The merger is attractive to both sets of unitholders. The combination is immediately accretive to UAN unitholders, and the RNF unitholders get an immediate premium as well as participate in the growth of the combination going forward. The RNF unitholders will also retain the value of Pasadena. We expect annual run rate synergies of at least 12 million from the combination due to operational logistics improvements and the reduction in public company costs of two partnerships.

Now turning to slide six, it provides a view of nitrogen capacity by producer. As we said earlier, the combined company will be a leader in the North American nitrogen fertilizer market. Now turning to slide seven, the information on slide seven shows that both companies have had some of the highest profit margins in the industry. Uh, slide--turning to slide eight, uh, it provides a good, uh, side-by-side comparison of the stand-alone companies. We think combining our geographies, feed stocks, and customers strategically positions CVR for future growth.

Turning to slide nine, the logic for combining the two partnerships has been in place since our respective IPOs in 2011. What this slide demonstrates is the complementary nature of our businesses, which will allow each of us to benefit from the other, and both companies have existing and future growth initiatives planned, which we will pursue on a combined basis after closing. Our focus will continue to be on increasing distributions to our unitholders.

Now, turning to slide 10, our geography and customers, CVR primarily produces UAN and ships broadly in the West by rail to a number of geographies and customers. On the other hand, RNF produces several nitrogen products, but enjoys a strong market position where it can mostly ship product by truck. In our businesses today, we do not sell much product in the same geographies. So, the combination immediately expands our geographic footprint to cover the best markets for nitrogen fertilizer applications.

Keith will now cover the information on the next couple slides. Keith?

Mr. Keith Forman: Hey, uh, slide 11 illustrates the high degree of correlation between the unit prices of RNF and UAN over time. While the securities prices have exhibited some volatility at times, the relationship between the value of UAN and RNF units has been close to fixed during the past year. Stability of the relative values have given my board confidence, and I expect has given confidence to the UAN board as well that the current environment represents an attractive and fair time for a combination structured primarily as a unit exchange.

Under the combination, RNF unitholders will own approximately 36 percent of the combined MLP, which is illustrated in the chart, is essentially in line with the ownership implied by the trailing 12-month average at market ratio of approximately 35 percent, uh, to RNF. As a result, the majority of the premiums RNF unitholders is represented by the $2.57 of cash consideration.

Moving on to slide 12, uh, this slide provides supporting valuation analysis for the offer, including the implied transaction enterprise value, EBITDA multiples, and premium. On February 17th, the board of RNF publicly announced a process to evaluate strategic alternatives, including a possible sale or merger. Value to RNF represents a premium of approximately 20 percent to the closing prices for RNF and UAN the day immediately prior to this announcement.

Based on the closing prices on Friday, August 7th, the offer implies a premium of approximately 33 percent. Now back to Mark.

Mr. Mark Pytosh: Uh, now turning to slide 13, there's significant value creation through the expected synergies resulting from the combination. We expect annual run rate synergies of at least $12 million through operational logistics and procurement improvements and reduction in overhead due to elimination of one public partnership.

We also expect to be able to achieve better marketing of all of our products due to increased footprint. RNF unitholders will participate in these savings through their ownership of CVF partner units. Using the IBES estimates for both UAN and RNF to combine companies would produce pro forma 2015 EBITDA of $217 million.

Turning to slide 14, it illustrates the financial strength of the combined companies. UAN has had a conservative balance sheet since our IPO, and when combined with RNF, the two companies will continue to have balance sheet strength supplemented by the strong balance sheet of our parent company, CVI. We will also have much greater trading liquidity in the combined company units. I now hand it back to Keith to discuss slide 15.

Mr. Keith Forman: Uh, slide 15 addresses the, uh, issue of the retention of Pasadena's value by RNF unitholders. Uh, this transaction is structured to design--uh, is designed to ensure RNF unitholders retain the value of Pasadena. With the definitive merger agreement reached with CVR, RNF will continue a focused process to pursue a sale of Pasadena. Any sale proceeds will be distributed ratably to RNF unitholders.

Mark, would you like to finish this up?

Mr. Mark Pytosh: Yeah. I'm going to conclude for, uh, for Jack and Keith and myself by saying, you know, we're very excited about the merger of CVR Partners and Rentech as it creates a leading North American nitrogen fertilizer producer, which will be a strategic platform for future growth while reducing risk through diversification.

Both the UAN and RNF unitholders will benefit immediately from the combination and participate in the future growth of CVR Partners. With that, uh, Keith and I would like to open the call for Q&A. Kevin?

Operator: Thank you. At this time, we'll be conducting a question-and-answer session. If you would like to ask a question, please press star-one on your telephone keypad. A confirmation tone will indicate your line is in the question queue.

You may press star-two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Once again, if you would like to ask a question at this time, please press star-one. Our first question today is coming from Vincent Andrews from Morgan Stanley. Please proceed with your question.

Mr. Neel Kumar: Hi. Good morning. This is Neel Kumar calling in for Vincent. Um, I was wondering if you can just, you know, maybe comment on whether or not you think this transaction could change the, uh, distribution strategy? So, you know, perhaps having a small, minimum quota distribution rather than a variable payout?

Mr. Mark Pytosh: Uh, you know, we don't anticipate any changes to our approach that both partnerships have had until now. So, it would be the same approach.

Mr. Neel Kumar: Got it. Okay. And, um, also in terms of the, uh, synergies, can you just talk about how you expect the 12 million in synergies to phase in? And can you also just bucket the synergies a bit for us?

Mr. Mark Pytosh: Um, you know, because of, uh, the filings requirements and the proxy, we're not at a position to give great detail on that just yet. So, uh, you'll have to wait until we get, uh, get our documents filed.

Mr. Neel Kumar: Okay. Great. Thanks.

Operator: Thank you. Our next question is coming from Adam Samuelson from Goldman Sachs. Please proceed with your question.

Mr. Adam Samuelson: Thanks. Good morning, everyone. Um, so, my first question on the synergies, uh, Mark, can you comment if the expiration of the distribution agreement [unintelligible] next year, the $5 million that Rentech's been paying, is in that $12 million synergy number? Or, is it excluded from it?

Mr. Mark Pytosh: Um, again, Adam, I'd like to stay away from, you know, getting into the details of synergies. We'll--you know, when we have the document filed, we can go through that.

Mr. Adam Samuelson: Um, okay. Um, and, uh, at East Dubuque I know there's a, uh--Tessenderlo is building a thiosulphate plant, uh, next door. And I think there was an agreement to supply ammonia to that plant. I presume that that is intended to continue, and you want that base load ammonia volume at East Dubuque?

Mr. Keith Forman: You know, we don't have any, uh, current, uh, plans to change our operational relationships, uh, at that facility. Uh, but all of that, as normal in these situations, is subject to change as we, uh, anticipate closer to the merger date.

Mr. Mark Pytosh: Well, and Adam, as you may not know, we actually have a, uh--that type of relationship with TKI in Coffeyville. So, we're--it, uh--you know, we would anticipate a similar arrangement there.

Mr. Adam Samuelson: Okay. That's helpful. And then, I guess finally for me, uh, I mean this--Mark, this does take up your leverage, uh, a decent amount to I think it was about two times pro forma. Um, is that what you'd expect the run rate to be, or, uh, would you be more comfortable taking that leverage down over time?

Mr. Mark Pytosh: Uh, I think that, uh, what I would just say there is I think that at that level, we're very comfortable. We were probably, you know, arguably under levered at UAN. And so, I think two times is a pretty good number. So, I wouldn't--I don't think about us being particularly leveraged. I would say we've probably gotten into the middle of the fairway.

Mr. Adam Samuelson: Okay. That's, uh, that's very helpful. I appreciate the color.

Operator: Thank you. Our next question today is coming from the Roger Spitz from Bank of America. Please proceed with your question.

Mr. Roger Spitz: Thank you very much. Uh, will you be looking to take out the RNF bonds soon after closing?

Mr. Mark Pytosh: Um, we're not in the position to talk about the bonds just yet. Um, what we said in the release, I think, is that we're--we do plan to assume the debt. So, um, we're not in a position to talk about what our plans will be going forward there.

Mr. Roger Spitz: Oh. Okay. Let me just have one other question on the bonds. Do you think that, uh, RNF would have to make a one-on-one change of control offer to the bondholders? Can you speak about that?

Mr. Mark Pytosh: That, I--that is a--you know, I--you know, it--let me just say that is a requirement of the bond, that, you know, the change of control. So, um, that's all--really all I can say there.

Mr. Roger Spitz: Thank you.

Operator: Thank you. Our next question today is coming from Lauren Gallagher from Credit Suisse. Please proceed with your question.

Ms. Lauren Gallagher: Hey, uh, thanks. Question's been answered.

Mr. Mark Pytosh: Thank you.

Operator: Thank you. As a reminder, if you would like to be placed in the question queue, please press star-one at this time. Our next question today is coming from Brent Rystrom from Feltl. Please proceed with your question.

Mr. Brent Rystrom: Yeah. Just a couple quick questions, Keith, uh the 257 cash payment that RTK will be realizing, uh, is that prior to the spin of shares to GSO?

Mr. Keith Forman: The, uh--it does come in. But, it's some of the--it's a contemporaneous occurrence. So, it's--uh, that's how it works. GSO will not receive those cash proceeds. GSO will just receive the paper consideration, as described in the press release.

Mr. Brent Rystrom: And then, uh, thinking about Pasadena, is it the intent to keep working to sell that prior to this closing, whatever, you know, December, whenever it will make close?

Mr. Keith Forman: Yes.

Mr. Brent Rystrom: Or is it possible that Pasadena could spin off before the closing of this deal?

Mr. Keith Forman: Uh, I think we're going to just run parallel paths on this. Uh, they're--you know, create a little deal tension and, uh, do the right thing for our unitholders.

Mr. Brent Rystrom: And then just a quick question that both side of you, you know, out of curiosity, we're hearing very good order books, uh, from pretty much everybody we're talking to as far as the fall application season. Um, any particular comments at this point?

Mr. Keith Forman: I think if you could just hold your horses for another, uh, less than 24 hours, we got a--we have an earnings, uh, call to talk about our release.

Mr. Mark Pytosh: Yeah.

Mr. Keith Forman: Mark, do you want to talk about this?

Mr. Mark Pytosh: I have the benefit of--we already reported our [unintelligible].

Mr. Keith Forman: So, why don't you talk about--?

Mr. Mark Pytosh: --We already talked about it. We had a very full book in the fill season. Um, ours is a little bit--looks a little different than Rentech's. We typically sell the second half capacity, and which we did, third week of June. So, we're effectively sold out for the rest of the year. Um, and there was a strong ordering season during the fill. So, um, it was, uh, it was a good fill season.

Mr. Brent Rystrom: And then, one final question, uh, for the CVR side, do you, uh, do you have a sense of how exposed you are to the Eastern Corn Belt versus the Western Corn Belt?

Mr. Mark Pytosh: Um, you know, we, uh, we personally--CVR has very little exposure to the Eastern Corn Belt. Um, you know, our logistics favor being West of the Mississippi. And, uh, the Rentech facility is a truck market. So, they're not really going east with, uh, with those tons. So, we're really staying in, uh, the Midwest to the West.

Mr. Brent Rystrom: Great. Thank you.

Mr. Mark Pytosh: Thank you.

Operator: Thank you. We have reached the end of our question-and-answer session. I'd like to turn the floor back over to management for any further or closing comments.

Mr. Mark Pytosh: Uh, I just want to say thank you for everyone getting on, and again, we'll be filing a document here in, uh, in the next month or two. And, uh, we'll take it from there. But, uh, thank you for getting on the call this morning.

Operator: Thank you. That does conclude today's teleconference. You may disconnect your lines at this time, and have a wonderful day. We thank you for your participation today.